VIA EDGAR

January 19, 2010

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 001-34018

Dear Mr. Hiller:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to the information request received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on January 14, 2010, with respect to Gran Tierra’s Form 10-K for the Fiscal Year Ended December 31, 2008.

As discussed during the telephone call with the Staff, Gran Tierra included a letter of explanation to the parties to the Registration Rights Agreements (which Gran Tierra was seeking an amendment) providing the following:

We reviewed a variety of options to resolve the liquidated damages issue and view this solution as the optimum one to benefit both shareholders and Gran Tierra for a number of reasons.  Payment of liquidated damages in cash would severely impact Gran Tierra’s ability to carry out its drilling program.  The alternative, to pay the liquidated damages in shares, is equally problematic.  It would require Gran Tierra to enter into additional registration rights agreements with the investors, the filing of yet another resale registration statement, and the initiation of the entire SEC filing and approval process again. This process would cause the company to incur additional legal and accounting fees to get another registration statement effective, in addition to incurring an additional and significant amount of management time as well as the associated lost-opportunity cost.

The letter continues:

In exchange, for the waiver of liquidated damages, Gran Tierra will decrease the exercise price of the warrants held by each investor in the group and extend the term of the warrant for one year.  Currently each warrant has an exercise price of $1.75 per share.  So, if we obtain the waiver for your group, thereby relieving the company of its obligation to pay you in cash, your warrant will automatically become exercisable at an exercise price of $1.05 per share.  In addition, the expiry date of the warrant is being extended one year from the original expiry date.  This increased value in the warrants is equivalent to the $0.155 liquidated damages accrued per unit.

300, 611-10 th Avenue SW , Calgary , Alberta , Canada   (403) 265-3221 Fax (403) 265-3242   www.grantierra.com

As we previously explained in our letters to the Staff, in 2007, Gran Tierra incurred the liquidated damages under the Registration Rights Agreements as a result of the associated resale registration statement, required to be declared effective by November 14, 2006, not being declared effective until May 14, 2007.  As a result of this breach of the Registration Rights Agreements, Gran Tierra accrued $8.6 million of liquidated damages as of May 14, 2007 which the Company was obligated to pay in cash or issue (at the option of the parties to the Registration Rights Agreements) additional share capital to settle this obligation.  Ultimately, the breaches of the Registration Rights Agreements were waived and the terms of the warrants were modified to decrease the exercise price from $1.75 to $1.05 and to extend the term by an additional year in lieu of a cash payment or issuance of additional share capital to settle the liquidated damages.

If Gran Tierra had completed its own independent valuation of the modification of the warrants using a Black Scholes model, the fair value of this modification would have been equivalent to $4.3 million.  The difference between such calculated fair value and the amount of the liquidated damages would be recorded as an equity transaction as we believe that the transaction represented the extinguishment of debt with a related party.  Footnote 1 to Accounting Principles Board Opinion No. 26, Early Extinguishment of Debt, (APB 26) states (emphasis added):

If upon extinguishment of debt, the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges should be given appropriate accounting recognition.  Moreover, extinguishment transactions between related entities may be in essence capital transactions.

As the holdings of the parties to the Registration Rights Agreements comprised over 50% of the outstanding shareholdings of Gran Tierra and the Registration Rights Agreements provided that decisions would be made by a majority of the then outstanding registrable shares, we believe the settlement was negotiated with a related party (as defined in Statement of Financial Accounting Standards No. 57, Related Party Disclosures.).

APB 26, Footnote 1 is not prescriptive as to where in equity this difference should be recorded and since the amounts were settled via a modification of the warrants, Gran Tierra recorded this difference to shareholders’ equity as part of “Warrants”.

In conclusion, Gran Tierra believes that the accounting for the transaction should remain unchanged.  Gran Tierra, however, will provide additional explanatory disclosure relating to the transaction and the accounting therefor in future filings.

* * * *

In addition, Gran Tierra Energy Inc. acknowledges:

•	Gran Tierra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gran Tierra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (403) 265-3221, ext. 230, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:          /s/ Martin Eden
Martin Eden
Chief Financial Officer

cc:	Dana Coffield – Chief Executive Officer and President Nancy H. Wojtas, Esq.